SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No    ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: June 16, 2005	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contact:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. David Pasquale The Ruth Group +646-536-7006 dpasquale@theruthgroup.com

ChipMOS TAIWAN AND CHANTEK AGREE TO MERGE

Hsinchu, Taiwan, June 16, 2005 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today announced that ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), a subsidiary 70.3% owned by ChipMOS, and Chantek Electronic Co. Ltd. (“Chantek”), a subsidiary 68.0% owned by ChipMOS Taiwan, have agreed to merge in a stock-for stock transaction. The Board of Directors of each company has approved the agreement.

Under the terms of the merger agreement, Chantek will be delisted from the Taiwan GreTai market and merged into ChipMOS Taiwan, with ChipMOS Taiwan as the surviving entity. Chantek stock will be exchangeable for ChipMOS Taiwan stock at the ratio of 3.6 to 1. Shareholders of Chantek may elect to receive cash payment of NT$6.16 per Chantek share in lieu of shares of ChipMOS Taiwan. Shareholders of ChipMOS Taiwan who do not approve of the merger may elect to receive cash payments no greater than sum of the number of shares times the net book value per share as of March 31, 2005.

ChipMOS currently expects to close the merger on November 1, 2005.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said “This transaction is intended to increase the size of the combined company, lower its costs and increase its competitiveness in the market.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS ( http://www.chipmos.com.tw ) is a leading independent provider of semiconductor testing and assembly services primarily to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and in Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.